File No. 82-4664

SULLIVAN & CROMWELL
サリヴァン アンド クロムウェル外国法事務弁護士事務所*
(IN REGISTERED ASSOCIATION WITH AKAI LAW OFFICES)
特定共同事業　赤井法律事務所
TELEPHONE: 81-3-3213-6140
FACSIMILE: 81-3-3213-6470
WWW.SULLCROM.COM

Otemachi First Square East Tower 16F
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004, Japan

BEIJING • HONG KONG
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

February 22, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Nichiei Co., Ltd. – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4664)

Dear Sirs:

On behalf of Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

TOKYO: 12371.45

dw 3/8

*PRIMARY QUALIFICATION: NEW YORK

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Tokyo office (telephone: 813-3213-6140; facsimile: 813-3213-6470).

Very truly yours,

Keitaro Ogino

Yoichiro Taniguchi

p.p.

(Enclosures)

File No. 82-4664

Nichiei Co., Ltd.

<u>Index</u>

Translation for:

Announcement of Purchase by the Company of its Own Shares through Market

Announcement of Change of Officers

Brief Description of Japanese Language Documents - Report on State of Purchase of Share Certificate of One's Own

File Number: 82-4664

(English Translation)

February 1, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Norio Chihara
Managing Director and Public
Relations Manager
Tel.: (075) 321-6161

Announcement of Purchase by the Company of its Own Shares through Market

We hereby announce that the Company has conducted the purchase of its own shares through market for cancellation of shares by using profit as described below, pursuant to the provisions of Article 3 of the former Law for Special Exceptions to the Commercial Code concerning Procedures for Cancellation of Shares, which provisions are applied in accordance with Paragraph 4, Article 3 of the Supplementary Provision to the Law Amending etc. a Part of the Commercial Code, etc. (Law No. 79 of 2001) .

1. Purchase period:

December 26, 2001 to January 31, 2002

2. Number of shares purchased:

403,000 shares

3. Aggregate amount of acquisition price:

¥352,494,800

4. Method of purchase:

Purchase at the Osaka Securities Exchange

(For Reference)

I. Cumulative Total of Shares Purchased up to January 31

1. Number of shares purchased:

   1,288,400 shares

2. Aggregate amount of acquisition price:

   ¥1,251,189,900

II. Description of Acquisition by the Company of its Own Shares resolved at the Meeting of the Board of Directors held on July 23, 2001

1. Kind of shares to be acquired:

   shares of common stock

2. Aggregate number of shares to be acquired:

   2,500,000 shares (maximum)

3. Aggregate amount of acquisition price of shares:

   ¥3,000,000,000 (maximum)

III.

1. Aggregate number of shares authorized to be purchased and canceled as provided by the Company's Articles of Incorporation:

   6,000,000 shares

2. Aggregate number of shares acquired to date from June 29, 2000, the day such provision was established in the Company's Articles of Incorporation:

   2,807,600 shares

File Number: 82-4664

(English Translation)

February 4, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Norio Chihara
Managing Director and Public
Relations Manager
Tel.: (075) 321-6161

Announcement of Change of Officers

We hereby announce that the Company has conducted a change in personnel of the Company as of February 4, 2002.

1. Change in personnel:

New Position	Name	Former Position
Director General Manager of Management Administration Division and Management Planning Division and Chief of Computer Room	Akira Suzuki	Director General Manager of Management Administration Division and Management Planning Division

2. Retiring Director (as of February 4, 2002)

Position	Name
Managing Director Chief of Computer Room and General Manager of Legal Department	Kazuo Murakami

The above-mentioned Kazuo Murakami, is expected to assume the post of President and Representative Director of Nihonshinyouhoshou Corporation, a wholly-owned subsidiary of the Company, as from February 5, 2002.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange and the Osaka Securities Exchange on February 1, 2002.